December 3, 2018

William J. Rouhana, Jr.
Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

       Re: Chicken Soup for the Soul Entertainment, Inc.
           Registration Statement on Form S-3
           Filed November 20, 2018
           File No. 333-228482

Dear Mr. Rouhana:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure